                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

MANDATES CONFERRED ON CHAIRMAN AND CEO

MARCO PATUANO APPOINTED CHIEF EXECUTIVE OFFICER

INTERNAL COMMITTEES APPOINTED

Milan, 18 April 2014

The Board of Directors of Telecom Italia met today, chaired by Giuseppe Recchi, and appointed Marco Patuano Chief Executive Officer of the Company.

The powers granted to the Chairman are, in brief:

•

a general role of guidance and overview in the development and implementation of the Company and Group strategic, industrial and financial plans, of the development guidelines, as well as supervision of the definition of their organisational structures and economic and financial progress;

•

representing the Company and the Group in its external relations with the Authorities, institutions and Investors:

•

organisational responsibility for the Legal Affairs, Press Office & Opinion Maker Relations, Public & Regulatory Affairs, Corporate Social Responsibility departments and supervision of the Audit function.

The Chief Executive Officer has been assigned responsibility for the overall management of the Company and the Group (including responsibility for defining, proposing to the Board of Directors and then implementing and developing the strategic, industrial and financial plans) and all the organisational responsibilities to ensure the management and development of business in Italy and South America. The Chief Executive Officer is also responsible for the activities of the Public & Regulatory Affairs department with AGCOM e AGCM and the corresponding authorities abroad, in coordination with the Chairman.

The Board of Directors has also appointed the internal committees, as follows:

•

for the Control and Risk Committee, Directors: Lucia Calvosa, Laura Cioli, Francesca Cornelli, Giorgina Gallo and Giorgio Valerio;

•

for the Nomination and Remuneration Committee, Directors: Davide Benello, Flavio Cattaneo, Jean Paul Fitoussi and Denise Kingsmill.

* * *

The Board of Directors had previously ascertained that directors Giuseppe Recchi, Davide Benello, Lucia Calvosa, Flavio Cattaneo, Laura Cioli, Francesca Cornelli, Giorgina Gallo, Denise Kingsmill, Luca Marzotto and Giorgio Valerio meet the independence requirements set forth in the Borsa Italiana Code; these Directors declared that they meet the requirements of independence pursuant to the Consolidated Finance Law, too, which is true for Director Jean Paul Fitoussi as well.

The Board of Directors has confirmed as Manager responsible for preparing the financial documents of Telecom Italia the Chief Financial Officer, Piergiorgio Peluso, and as Secretatary of the Board of Directors the General Counsel, Antonino Cusimano.

Finally, the Board of Directors amended the calendar for approval of the quarterly report at 30 March, bringing the meeting of 13 May 2014 forward to 12 May (the dates of approval of the half-yearly report and the financial report at 30 September remain unchanged: 5 August and 6 November 2014 respectively).

* * *

The curricula vitae are available on the Company website www.telecomitalia.com "Investors" section.

At present, the following holdings in shares of the Company result:

Marco Patuano 70,000 ordinary shares and 30,000 savings shares.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the twelve months ended December 31, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 18th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager